UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Eaton Vance Floating-Rate Income Plus Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

278284104
(CUSIP Number)

12/31/19
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  278284104


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLC,

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
3,288
6. Shared Voting Power
295,218
7. Sole Dispositive Power
3,288
8. Shared Dispositive Power
295,218

9. Aggregate Amount Beneficially Owned by Each Reporting Person
298,506 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
3.92%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
3,288
6. Shared Voting Power
467,674
7. Sole Dispositive Power
3,288
8. Shared Dispositive Power
467,674

9. Aggregate Amount Beneficially Owned by Each Reporting Person
470,962 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
6.19%


12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
3,288
6. Shared Voting Power
467,674
7. Sole Dispositive Power
3,288
8. Shared Dispositive Power
467,674

9. Aggregate Amount Beneficially Owned by Each Reporting Person
470,962 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
6.19%


12. Type of Reporting Person (See Instructions)
IN



Item 1.
(a) The Name of the Issuer is:
Eaton Vance Floating-Rate Income Plus Fund

(b) The Address of the Issuer's Principal Executive Office is:

TWO INTERNATIONAL PLACE
BOSTON MA 02110


Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLC, Phillip Goldstein and Andrew Dakos


(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  278284104

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 298,506
(b) Percent of class: 3.92%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,288
(ii) Shared power to vote or to direct the vote: 295,218
(iii) Sole power to dispose or to direct the disposition of: 3,288
(iv) Shared power to dispose or to direct the disposition of: 295,218

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLC, and other accounts for which Messrs. Dakos and Goldstein are deemed to be the beneficial owners, are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.

As per the N-CSR filing on 7/25/19, there were 7,606,422 shares of common stock outstanding as of 05/31/19. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment adviser.
As of December 31, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 298,506 shares of EFF by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 298,506 shares of EFF include
3,288 shares (representing 0.04% of EFF's outstanding shares) that are beneficially owned by accounts in which certain principals of Bulldog Investors have a beneficial interest.
All other shares included in the aforementioned 298,506 shares of EFF owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 295,218 shares (representing 3.88% of EFF's outstanding shares).

As of December 31, 2019, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 470,962 shares of EFF(representing
6.19% of EFF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors LLC
Date:  	February 14, 2019
By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors LLC
Date:   February 14, 2019



Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member
Date:   February 14, 2019

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.

Exhibit A: Agreement to make joint filings.

Agreement made as of the 31st day of December 2019, by and among Bulldog Investors, LLC, Phillip Goldstein and Andrew Dakos.


WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13G with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Eaton Vance Floating-Rate Income Plus Fund ("EFF"), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13G with respect to the same holdings of EFF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13G shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: 	   /s/ Andrew Dakos
	   Andrew Dakos, Member